                           Dated                1998
                         -----------------------------





             (1) ANTHONY EVERETT STEPHENS AND GILLIAN ANN STEPHENS

                                    - AND -

                           (2) THE MARQUEE GROUP INC.




                        ----------------------------------

                            SHARE PURCHASE AGREEMENT
                          FOR THE SALE AND PURCHASE OF
                        ALL THE ISSUED SHARE CAPITAL OF
                        TONY STEPHENS ASSOCIATES LIMITED

                        ----------------------------------






                                  BIRD & BIRD
                                 90 FETTER LANE
                                LONDON EC4A 1JP

                               Tel: 0171 415 6000
                               Fax: 0171 415 6111
                             ref:CMC/RMD/MARQU/002


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                                    CONTENTS


1          DEFINITIONS AND INTERPRETATION...............................1

2          SALE OF THE SHARES...........................................6

3          CONSIDERATION................................................7

4          COMPLETION...................................................8

5          INTERIM PAYMENT.............................................10

6          REPRESENTATIONS AND WARRANTIES..............................13

7          CONFIDENTIALITY.............................................19

8          PROTECTIVE COVENANTS........................................19

9          ANNOUNCEMENTS...............................................21

10         NOTICES AND RECEIPTS........................................21

11         RESOLUTIONS AND WAIVERS.....................................21

12         ASSIGNMENT..................................................22

13         GENERAL.....................................................22

14         WHOLE AGREEMENT.............................................23

15         GOVERNING LAW...............................................23

16         PURCHASER'S WARRANTIES AND COVENANT.........................23



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THIS AGREEMENT is made on the         day of                              1998

BETWEEN

(1) THE PERSONS WHOSE NAMES AND ADDRESSES ARE SHOWN IN SCHEDULE 1 (each a "SELLER" and together the "SELLERS");

(2) THE MARQUEE GROUP, INC. a company incorporated under the laws of the state of Delaware, the principal office of which is at 888 Seventh Avenue, New York, NY 10019, USA (the "PURCHASER")

RECITALS

(A) Tony Stephens Associates Limited (the "COMPANY") (certain particulars of which are set out in Schedule 2) is a private company limited by shares incorporated in England and Wales on 3 November 1987 under the Companies Acts 1985 having an authorised capital of (pound)1,000 divided into 1000 ordinary shares of (pound)1 each of which 500 shares have been issued fully paid or credited as fully paid (the "SHARES").

(B) The Sellers are the registered holders and the beneficial owners of the Shares set opposite their respective names in Schedule 1.

(C) The Sellers wish to sell and, in reliance upon the representations, warranties, and undertakings set out in this Agreement, the Purchaser is willing to purchase all the issued share capital of the Company on the terms and subject to the conditions set out in this Agreement.

OPERATIVE PROVISIONS

1          DEFINITIONS AND INTERPRETATION

1.1        In this Agreement and the Schedules

           "ACCOUNTS" means all or any one of the audited balance sheet of the Company as at the Accounts Date and the audited profit and loss account of the Company for the financial period ended on the Accounts Date and the notes to such accounts and the directors reports and the other documents required by law to be annexed thereto;

           "ACCOUNTS DATE" means 30 April 1998;

           "ANNIVERSARY DATES" means the first, the second, the third, the fourth and the fifth anniversary of Completion;

           "AGREED TERMS" means terms contained in a form which has been agreed and initialled by or on behalf of the parties for the purpose of identification immediately prior to the signing of this Agreement;

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           "BUSINESS DAY " means Monday to Friday inclusive but excluding any day which is a bank or public holiday in the country concerned;

           "CASH CONSIDERATION" means that part of the consideration for the sale of the Shares as is payable in cash under Clause 3;

           "CHANGE OF CONTROL" means the change of control (as defined in Section 840 Taxes Act 1988) of the Purchaser (other than as a result of the acquisition of shares in the Purchaser by SFX Entertainment Inc.) and as a result of such change of control, Mr Robert Gutkowski ceasing to be President and Chief Executive Officer of the Purchaser (whether immediately on change of control or subsequently);

           "COMMON STOCK" means the shares of no par value in the Common Stock of the Purchaser quoted on the American Stock Exchange;

           "COMPLETION" means completion of the sale and purchase of the Shares in accordance with Clause 4;

           "COMPLETION DATE" means the date on which Completion takes place;

           "CONSIDERATION" means the Cash Consideration, the Loan Notes and the Consideration Shares;

           "CONSIDERATION SHARES" means the Initial Consideration Shares and the Deferred Consideration Shares;

           "DEFERRED CONSIDERATION SHARES" means the Common Stock of the Purchaser to be issued to the Sellers in accordance with the provisions of Clause 3.3 and ranking pari passu with the existing Common Stock of the Purchaser at the date of issue;

           "DISCLOSURE LETTER" means the letter from the Warrantors to the Purchaser of today's date and which has been delivered to the Purchaser prior to the signing of this Agreement;

           "HOLDING COMPANY" and "SUBSIDIARY" have the meaning given in Section 736 and 736A of the Companies Act 1985;

           "INITIAL CONSIDERATION SHARES" means the Common Stock of the Purchaser to be issued by the Purchaser at Completion pursuant to Clause 3.1(b) and ranking pari passu with the existing Common Stock of the Purchaser at the date of issue;

           "INSOLVENCY ACT" means the Insolvency Act 1986;

           "ISSUE PRICE" means the average closing price of shares of Common Stock as printed in the eastern edition of the Wall Street Journal over the 20 trading days ending three days prior to Completion or the relevant Anniversary Date, as appropriate, (provided

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           that no account shall be taken of any trading day in respect of which the said edition is not published) as converted to Pounds Sterling by the application of the average spot rate of exchange for the purchase of Pounds Sterling with US Dollars, as published by the eastern edition of the Wall Street Journal at the close of business on the twenty business days ending three days prior to Completion or the relevant Anniversary Date, as appropriate (provided that no account shall be taken of any business day in respect of which the said eastern edition of the Wall Street Journal is not published);

           "INTELLECTUAL PROPERTY RIGHTS" means all and any patents, trademarks, service marks, trade names, registered designs, unregistered design rights, copyrights and rights in confidential information, and all and any other intellectual property rights, whether registered or unregistered, and including all applications and rights to apply for any of the same;

           "LOAN NOTES" means the series of (pound)200,000 nominal unsecured loan notes of the Purchaser in the agreed terms;

           "PARTIES" means the parties to this Agreement;

           PERMITTED ACTIVITIES" means those activities to be carried out by Sponsasport Limited (of which Anthony Stephens is a Director and shareholder and Gillian Stephens is Company Secretary and shareholder) directly in connection with the following contracts and any other activities of Sponsasport Limited approved in writing by the Purchaser from time to time:

           (a) Licence Agreement dated 16 October 1997 between (1) Sponsasport Limited (2) Asda Stores Limited trading as George Clothing (3) Alan Shearer (4) Shearer Promotions Limited.

           (b) Letter dated 9 October 1997 from Umbro International to Sponsasport Limited consenting to the above Agreement.

           (c) Letter of agreement dated 22 December 1997 between Sponsasport Limited and Umbro Europe Limited relating to the above Agreement.

           (d) Agreement dated 1 July 1997 between (1) Newcastle United Football Company Limited (2) Alan Shearer (3) Shearer Promotions Limited (4) Sponsasport Limited.

           "PERSONAL GUARANTEE" means a legal charge over 16 New Street, Stratford-upon-Avon dated 9 July 1996 in the names of A.E. & G.A. Stephens in favour of Barclays Bank Plc, a guarantee in the sum of (pound)150,000 from A.E. & G.A. Stephens dated 9 July 1996 in favour of Barclays Bank Plc, assignments of life policies in the name of A.E. Stephens with the Scottish Mutual Assurance Society (policy numbers 652666 and 454928) in favour of Barclays Bank plc relating to the guarantee provided by Swiss Bank Corporation for CHF 200,000 in favour of Federation Internationale de Football Association ("FIFA") in relation to the FIFA License granted to Anthony Stephens;

           "PROPERTY LICENCE" means a licence in the agreed terms and as set out in Schedule 4 to be entered into between the Sellers and the Company relating to occupation of office premises at The Chantry, Leymere, Meriden, West Midlands, CV7 7SB;

           "PURCHASER'S ACCOUNTANTS" means Ernst & Young;

           "PURCHASER'S SOLICITORS" means Bird & Bird, 90 Fetter Lane, London EC4A 1JP;

           "PURCHASER'S STOCKBROKERS" means Continental Stock Transfer & Trust Company;

           "SELLERS' ACCOUNTANTS" means Richard E. Woodhall & Co., 17 Fairyfield Court, Great Bar, Birmingham B43 6AJ;

           "SELLERS' SOLICITORS" means Freeth Cartwright Hunt Dickins, 29 Upper Parliament Street, Nottingham NG1 2AQ;

           "SERVICE AGREEMENT" means the service agreement in the agreed terms to be entered into between the Company and Tony Stephens;

           "TAX" shall have the meaning ascribed to it in the Tax Deed;

           "TAXES ACT 1988" means the Income and Corporation Taxes Act 1988;

           "TAX DEED" means the deed in relation to tax in the agreed terms;

           "TAXATION WARRANTIES" means each and every warranty contained in Section [D] of Schedule 3;

           "UNTRADEABLE SHARES" means any Initial Consideration Shares or any issued Deferred Consideration Shares which remain subject to the restrictions of Clause 3.6;

           "WARRANTIES" means all and any of the representations, warranties and undertakings referred to in Clause 6 and Schedule 3; and

           "WARRANTORS" means Anthony Everett Stephens and Gillian Ann Stephens.

1.2 References in this Agreement to any statutory provisions shall be construed as references to those provisions as respectively amended, consolidated or re-enacted (whether before or after Completion) from time to time and shall include any provisions of which they are consolidations or re-enactments (whether with or without amendment) except to the extent that any amendment, consolidation or re-enactment made after Completion creates or increases the liability of the parties under this Agreement or the Tax Deed.

1.3 Where any Warranty is qualified by the expression "so far as the Warrantors are aware" or "to the best of the Warrantors' knowledge information and belief" or any similar expression that statement shall be deemed to include an additional statement that it has been made after due and careful enquiry unless stated otherwise. For the purposes of establishing whether due and careful enquiry has been made the Warrantors shall be deemed to have given the relevant matter due and careful thought and to have taken appropriate advice from, and made proper enquiries of the Company's auditors, tax advisors, insurance brokers, legal advisors and employees but otherwise they shall not be under any obligation to have taken specialist advice or to have employed or consulted any third parties.

1.4 The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

1.5        In this Agreement:-

           (a) the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa;

           (b) references to persons shall include bodies corporate, unincorporated associations and partnerships;

           (c) any headings or side notes or, in the case of any legislation specifically referred to, the inclusion in parentheses of the title to the relevant Part, Section, Schedule or paragraph contained in such legislation are for the sake of convenience only and shall not affect the construction of this Agreement; and

           (d) references to any party include a reference to the estate, personal representative, successor, or permitted assigns of that party; and

           (e) a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 839 of the Taxes Act 1988.

1.6 Except where the contrary is stated, any reference in this Agreement to a Clause or Schedule is to a Clause or Schedule of this Agreement, and any reference within a Clause or Schedule to a sub-clause, paragraph or other sub-division is a reference to such sub-clause, paragraph or other sub-division so numbered or lettered in that Clause or Schedule.

1.7        In construing this Agreement

           (a) the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

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           (b)      general words shall not be given a restrictive meaning by
                    reason of the fact that they are followed by particular examples intended to be embraced by the general terms.

2          SALE OF THE SHARES

2.1 Each of the Sellers shall sell with full title guarantee those of the Shares set out opposite his name in Schedule 1 and the Purchaser relying on the representations, warranties and undertakings of and indemnities by the Sellers set out in this Agreement shall purchase the Shares on the terms of this Agreement free from all claims, liens charges encumbrances and equities and together with all rights attaching or accruing to them.

2.2 Each of the Sellers severally covenants with the Purchaser that save as accurately and fairly disclosed in the Disclosure Letter:

           (a) he has the right to sell and transfer the full legal and beneficial interest in the Shares set out opposite his name in Schedule 1 to the Purchaser on the terms set out in this Agreement; and

           (b) on or after Completion he will, at his own cost and expense, execute and do (or procure to be executed and done by any necessary party) all such deeds, documents, acts and things as the Purchaser may from time to time reasonably require in order to vest any of the Shares set opposite his name in Schedule 1 in the Purchaser or its assignee or as otherwise may be necessary to give full effect to this Agreement; and

           (c) he has the requisite power and authority to enter into and perform this Agreement and (as appropriate) the Tax Deed and such entry and performance will not breach, violate, infringe or otherwise affect the rights of any person;

           (d) this Agreement and (if appropriate) the Tax Deed will, when executed, constitute binding obligations on him in accordance with their respective provisions;

           (e) the execution and delivery of, and performance by him of his obligations under, this Agreement and (if appropriate) the Tax Deed will not constitute a default under any instrument or arrangement binding on him or otherwise to which he is a party or result in a breach of any order, judgment or decree of any court or governmental agency to which he is a party or by which he is bound;

           (f) neither he nor any person connected with him has any interest, directly or indirectly, in any business that has a close trading relationship with or is or is likely to be competitive with the business of the Company or in any asset which within the two years preceding the date of this Agreement has been acquired or disposed of by or leased to the Company;

           (g) there is no option, right of pre-emption, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance over or affecting any of the Shares set out opposite his name in Schedule 1 nor is there any commitment to create or to give any of the foregoing and no person has claimed to be entitled to any of the foregoing.

2.3 Each of the Sellers hereby waives any rights of pre-emption conferred upon him by the Articles of Association of the Company or in any other way in respect of the Shares.

2.4 The parties shall not be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all the Shares is completed simultaneously in accordance with this Agreement.

3          CONSIDERATION

3.1 The consideration for the sale of the Shares shall be (pound)2,096,768, subject to any adjustments pursuant to Clause 5 and shall consist of:

           (a) the sum of (pound)1,414,268 payable in cash on Completion (the "Cash Consideration") and shall be satisfied by payment to the Sellers of the cash amounts as set out in
                    Schedule 1;

           (b) the sum of (pound)432,500 which shall be satisfied by the allotment and issue as fully paid and non-assessable by the Purchaser to the Sellers of such number of Initial Consideration Shares as shall, at the Issue Price, have a value of (pound)432,500 in aggregate;

           (c) the sum of (pound)200,000 which shall be satisfied by the allotment by the Purchaser to the Sellers of the Loan Notes;

           (d) the sum of (pound)50,000 which shall be satisfied by the allotment and issue as fully paid and non-assessable by the Purchaser to the Sellers of the Deferred Consideration Shares in accordance with the provisions of Clause 3.3.

3.2 The Sellers shall be entitled to the Consideration in equal proportions.

3.3 Upon each of the Anniversary Dates the Purchaser shall issue to the Sellers such number of Deferred Consideration Shares as shall, at the Issue Price, have a value of (pound)10,000 in aggregate and shall deliver to the Sellers definitive share certificates for such Consideration Shares.

3.4 In the event of a Change of Control, any Consideration which remains outstanding pursuant to Clause 3.3, shall be due for payment within 14 days of the date of the Change of Control and shall be satisfied by the payment of cash to the Sellers in the percentages set out against their respective names in Schedule 1.

3.5 If the Purchaser consolidates, sub-divides or reorganises its share capital, declares any distribution or makes any issue by way of capitalisation or rights to holders of its Common Stock during or by reference to any period relevant for calculating the Issue Price the amount of Deferred Consideration Shares or the Issue Price will be adjusted as the Purchaser's Stockbrokers for the time being (acting reasonably as experts and not as arbitrators) certify to be in their opinion fair and reasonable.

3.6 Without the written consent of the Purchaser and save in respect of any transfers of such number of Consideration Shares which at the Issue Price have an aggregate maximum value of (pound)100,000 by the Sellers to individuals who are clients of the Company none of the Sellers shall dispose of, charge or otherwise encumber any interest in any of the Consideration Shares or any other securities for the time being representing or derived from those shares (whether by way of consolidation, subdivision, capitalisation or rights issue or otherwise) during the period of one year from the date of allotment of the relevant Consideration Shares.

4          COMPLETION

4.1 Completion shall take place immediately following signature and exchange of this Agreement when:

           (a) the Sellers shall deliver or cause to be delivered to the Purchaser

               (i) transfers of the Shares duly completed in favour of the Purchaser and/or its nominees notified by the Purchaser;

               (ii) the share certificates representing the Shares (or an express indemnity in a form satisfactory to the Purchaser in the case of any found to be missing);

               (iii) all the Statutory and Minute Books of the Company and its Common Seal and the Certificate of Incorporation;

               (iv)       the Tax Deed duly executed by each of the Warrantors;

               (v) a letter of resignation (expressed to be with effect from the end of the meeting of the Board of the Company referred to in sub-clause (d) below), from Gillian Stephens resigning office as Director and Secretary of the Company, executed as a deed in the agreed terms;

               (vi) the resignation of the auditors of the Company in accordance with section 394 of the Companies Act 1985, confirming that there are no circumstances connected with their resignation which should be brought to the notice of the members or creditors of the Company and that there are no fees due to them;

               (vii)      the Service Agreement, duly executed by Anthony
                          Stephens;

               (viii)     the Property Licence duly executed by the Sellers; and

               (ix)       the Disclosure Letter.

           (b) the Warrantors shall procure that all indebtedness due from any of the Warrantors or any person connected with them to the Company shall have been satisfied in full prior to Completion;

           (c) all indebtedness due from the Company to any of the Warrantors (full particulars of which are contained in the Disclosure Letter but excluding remuneration accrued but not yet due for payment) shall have been satisfied in full without payment of interest prior to Completion;

           (d) the Sellers shall cause a meeting of the Board of the Company to be held at which the Board shall:-

                    (i) appoint such persons as the Purchaser may nominate as Directors and Secretary of the Company;

                    (ii) accept the letters of resignation referred to in sub-clause (a)(v) and (a)(vi) above;

                    (iii) vote in favour of the registration of the Purchaser and/or its nominees as members of the Company subject only to the production of duly stamped and completed transfers in favour of the Purchaser and/or its nominees in respect of the Shares;

                    (iv)     approve the Property Licence;

                    (v) change the accounting reference date of the Company to 31 December;

                    (vi)     appoint Ernst & Young as auditors;

           (e) the parties shall join in procuring that all existing bank mandates in force for the Company shall be altered (in such manner as the Purchaser shall at Completion require) so as (inter alia) to reflect the resignations and appointments referred to above.

           (f) the Purchaser shall not be obliged to complete this Agreement unless the Sellers comply fully with the requirements of paragraphs (a), (b), (d), and (e) of this Clause;

4.2 Upon completion of all the matters referred to in sub-clause 4.1 the Purchaser shall:

           (a) pay to the Sellers' Solicitors (whose receipt shall be a sufficient discharge therefor) the Cash Consideration by way of telegraphic transfer;

           (b) allot the Initial Consideration Shares and issue the Loan Notes to the Sellers and within five days of Completion deliver to the Sellers' Solicitors definitive share certificates in respect of the Initial Consideration Shares and certificates in the agreed terms in respect of the Loan Notes in the names of the Sellers; and

           (c) deliver to the Sellers' Solicitors a duly executed counterpart of:

                    (i)       the Tax Deed;

                    (ii)     the Service Agreement;

                    (iii)    the Property Licence;

                    (iv)     the Disclosure Letter;

           (d) the Sellers shall not be obliged to complete this Agreement unless the Purchaser complies fully with the requirements of paragraphs (a), (b) and (c) of this Clause.

4.3 If in any respect either the Sellers or the Purchaser fail to comply with all the provisions of Clauses 4.1 and 4.2 on the date for Completion then the other of them may:

           (a) defer Completion to a date not more than 28 days after the date for Completion set by this Clause 4 (and so that the provisions of this sub-clause 4.3 shall apply to Completion as so deferred); or

           (b)      proceed to Completion as far as practicable; or

           (c) rescind this Agreement (without prejudice to its accrued rights and remedies).

4.4 The Purchaser (with the reasonable cooperation of the Sellers) shall procure as soon as reasonably practicable following Completion and in any event within 28 days of Completion the full and unconditional release of the Personal Guarantee and the Purchaser shall fully indemnify the Sellers against any liability, loss, cost or claim arising out of or in connection with the Personal Guarantee at any time after Completion.

5          INTERIM PAYMENT

5.1 On 31 August 1998 the Company paid pension contributions for the benefit of the Sellers in the aggregate amount of (pound)125,000 (the "PENSION PAYMENT") of which (pound)85,000 represented an amount equal to four twelfths of (pound)255,000.

5.2 The Purchaser shall procure that the Purchaser's Accountants shall within 60 days after the end of the Company's current financial period ending 31 December 1998 (the "FINANCIAL PERIOD"):

           (a) prepare and audit the Company's accounts for the Financial (the "1998 ACCOUNTS") using the accounting policies and methods used in the preparation of the Accounts and so as to give a true and fair view of the profits or losses of the Company for the Financial Period; and

           (b) prepare a statement (the "PROFIT STATEMENT") of the Company's net profit before taxation for the Financial Period (the "ADJUSTED PROFIT") as ascertained from the 1998 Accounts but after adding back:

                    (i) any dividends or other distributions declared or paid in respect of the Financial Period;

                    (ii) the bonuses in the aggregate gross sum (before PAYE taxation) of (pound)42,950 (and any related employer's national insurance contributions) paid to Richard Howarth and Helene Hollier on 31 August 1998;

                    (iii) the gross amount (before PAYE taxation) of any bonus payments paid or payable pursuant to the Service Agreement and any related employer's national insurance contributions;

                    (iv)     the amount of the Pension Payment;

                    (v) any liability incurred to the Purchaser or its subsidiaries or associated companies for management or similar charges;

                    (vi) any directors fees paid or payable to any directors of the Company nominated by the Purchaser;

                    (vii) any liabilities or losses incurred otherwise than in the ordinary and proper course of the Company's business as carried on at the Completion Date;

                    and also containing a calculation of the amount (the "PRE-COMPLETION PROFIT") equal to one half of the Adjusted Profit.

5.3 Upon the completion of the preparation of the 1998 Accounts and the Profit Statement by the Purchaser's Accountants they shall be presented to the Sellers' Accountants for their approval. The Sellers shall procure that the Sellers' Accountants communicate their decision as to whether or not they approve the Profit Statement to the Sellers and the Purchaser within 14 days of such presentation (the "APPROVAL PERIOD") and shall, in the event of non approval, specify with reasonable particularity the reasons for non approval. In the event that the Sellers' Accountants fail to communicate their decision to the Sellers and Purchaser within the Approval Period they shall be deemed to have approved the Profit Statement.

5.4 The Purchaser and the Sellers shall use their best endeavours to procure that the Sellers' Accountants and the Purchaser's Accountants shall have access to all the books and records of the Company for the purposes of enabling them to prepare or check, as the case may be, the Profit Statement.

5.5 In the event that the Sellers' Accountants do not approve the Profit Statement within the Approval Period the Sellers and the Purchaser shall use their best endeavours to procure that the Sellers' Accountants and the Purchaser's Accountants meet together promptly and in any case within a period of 14 days of the end of the Approval Period to resolve any dispute that has arisen between them with regard to the Profit Statement.

5.6 Any dispute with respect to the Profit Statement which is not settled within 28 days of the end of the Approval Period shall (unless the Sellers and the Purchaser otherwise agree in writing) be referred for final determination to an Independent Accountant nominated jointly by the Sellers and the Purchaser (or failing such nomination within ten days of one party serving notice upon the other party to make such nomination) nominated at the request of either party by the President for the time being of the Institute of Chartered Accountants in England and Wales. The Independent Accountant shall be instructed to render his decision (which shall be communicated in writing to the Sellers and the Purchaser and shall be final and binding on the Sellers and the Purchaser) within 21 days of his appointment. The fees and costs of the Independent Accountant shall be borne and paid by the Sellers and the Purchaser in such proportions as the Independent Accountant shall consider appropriate. The parties shall provide to the Independent Accountant all such information assistance and documentation as he may reasonably require.

5.7 Upon the approval of the Profit Statement under clauses 5.3 or 5.5 or the determination of any dispute under clause 5.6 the Sellers and Purchaser shall use their best endeavours to procure that the Sellers' Accountants and the Purchaser's Accountants immediately issue the Profit Statement signed by the Sellers' Accountants and the Purchaser's Accountants respectively in the form so approved, resolved or decided which shall in the absence of manifest error be final and binding on the Sellers and the Purchaser.

5.8 If the Pre-Completion Profit as stated in the Profit Statement is less than (pound)85,000, the Sellers shall within 7 days after the issue of the Profit Statement pursuant to clause 5.7 pay an amount to the Purchaser equal to the amount of the shortfall and the Consideration shall be deemed to be reduced by the same amount.

5.9 If the Pre-Completion Profit as stated in the Profit Statement is more than (pound)85,000 then the Purchaser shall within 7 days after the issue of the Profit Statement pursuant to clause 5.7 pay an amount to the Sellers equal to the amount of the excess and the Consideration shall be deemed to be increased by the same amount.

5.10 In the event that any payment due under clauses 5.8 or 5.9 is not paid on its due date then it will bear interest from the due date until the date of actual payment at the rate of 3% per annum over the base rate from time to time of Barclays Bank plc such interest to be payable upon demand.

5.11 As further protection for the Sellers in respect of their rights and obligations under this clause 5, the Purchaser undertakes and agrees to procure that prior to the end of the Financial Period unless otherwise agreed by the Sellers:

           (a) there will be no change in the Company's accounting reference date;

           (b) the Company shall not engage in any transactions except on an arms length basis and in the ordinary course of its business as carried on at the Completion Date;

           (c) there shall be no material departure by the Company from the nature of the business and the manner in which it is carried on as at the Completion Date;

           (d) nothing shall be done or omitted to be done which is intended adversely to affect the amount of the Adjusted Profit;

           (e) the Company shall not transfer or dispose of the whole or any part of its business or merge all or any part of its business with any other company, firm or business and the Company shall continue to operate as a separate limited company;

           (f) (save where the Purchaser is advised by a licensed insolvency practitioner that the Company is trading whilst insolvent) the Purchaser shall not take any steps to wind up the Company;

           (g) no action shall be taken which has the effect of impeding the Company's ability to carry on its business in the ordinary and usual course on a basis consistent with the business carried on at the Completion Date;

           (h) the Company enjoys adequate working capital for the purposes of its business and the development thereof;

           (i) there shall be no material change in the basis on which, and the manner in which, the Company acts for its clients and charges for its services;

           (j) the Company shall endeavour to retain its employees and there shall be no material adverse change in the manner in which the Company deals with its employees or the employees' terms and conditions of employment.

6          REPRESENTATIONS AND WARRANTIES

6.1 The Warrantors hereby jointly and severally represent, warrant and undertake to the Purchaser that:

           (a) except as accurately and fairly disclosed to the Purchaser in the Disclosure Letter, each of the statements set out in
                    Schedule 3 is true and accurate as at Completion; and

           (b) all information contained in the Disclosure Letter is true and accurate as at Completion and fairly presented and nothing of which the Warrantors were aware as at Completion has been omitted from the Disclosure Letter which renders any of that information misleading as at Completion.

6.2 Each of the Warranties set out in the several paragraphs of Schedule 3 is separate and independent and except as expressly provided to the contrary in this Agreement is not limited:

           (a)      by reference to any other paragraphs of Schedule 3; or

           (b)      by anything in this Agreement or the Tax Deed;

                    and (save as provided in Clause 6.22 below) none of the Warranties shall be treated as qualified by any actual or constructive knowledge on the part of the Purchaser or any of its agents.

6.3 Each of the Warrantors agree with the Purchaser (as trustee for the Company and its employees) to waive any rights or claims which he may have against the Company and its employees in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given to the Warrantors by any of the Company or its employees in connection with the giving of the Warranties and the preparation of the Disclosure Letter.

6.4 Without restricting the rights of the Purchaser or the ability of the Purchaser to claim damages on any basis available to it in the event of any breach of any of the Warranties, the Warrantors undertake with the Purchaser that the Warrantors will, pay to the Purchaser within 7 days of the earlier of agreement between the Warrantors and the Purchaser and, in default of such agreement, final determination by order of a court of competent jurisdiction a sum by way of damages as so agreed or finally determined as being the amount necessary to put the Purchaser into the position which would have existed if the Warranties had been true and accurate and had not been misleading or breached (as the case may be) together with all costs and expenses reasonably and properly incurred by the Purchaser as a result of such breach.

6.5 In the event that the Purchaser obtains judgment (without leave to appeal being granted) against the Warrantors or reaches agreement with the Warrantors in respect of any claim for breach of the Warranties pursuant to the Tax Deed or otherwise pursuant to this Agreement (other than a claim arising under sub-clauses 2.1(c) and 2.2 of the Tax Deed)] then any amount which shall have been agreed or finally adjudged or determined to be owing by the Warrantors to the Purchaser shall, where and to the full extent possible, be satisfied by the cancellation of any outstanding Loan Notes or any Untradeable Shares held by the Warrantors or by way of deduction from any instalment

           (each an "OUTSTANDING INSTALMENT") of the Consideration due to the Warrantors which remains to be satisfied pursuant to Clause 3.3 and in the following order of priority:

           (a) firstly by way of cancellation of any outstanding Loan Notes held by the Warrantors (and pro rata as between the Warrantors) and by deduction from the value of any Outstanding Instalment due to the Warrantors, taking the Loan Notes and Outstanding Instalments in reverse order of maturity, and in the case of any Loan Notes and Outstanding Instalments which fall due for redemption or satisfaction on the same date the deduction from the value of the relevant Outstanding Instalment shall take place in priority to the cancellation of the relevant Loan Notes;

           (b) thereafter by the Warrantors offering and the Purchaser accepting the cancellation of any issued Deferred Consideration Shares held by the Warrantors which remain subject to the restrictions contained in Clause 3.6 (and pro rata as between the Warrantors); and

           (c) thereafter by the Warrantors offering and the Purchaser accepting the cancellation of any Initial Consideration Shares held by the Warrantors which remain subject to the restrictions contained in Clause 3.6 (and pro rata as between the Warrantors)

           and for the purposes of paragraphs (b) and (c) of this Clause the value attributable to the relevant Untradeable Shares for the purposes of such cancellation shall be their Issue Price.

6.6 The Purchaser shall be entitled to take action in respect of any breach or non-fulfilment of any of the representations, warranties, undertakings, covenants or agreements on the part of the Warrantors or any of them contained in or made pursuant to this Agreement both before and after Completion and (save as provided in Clause 6.22 below) such action may be taken after Completion in respect of any breach or non-fulfilment discoverable by the Purchaser on or before Completion and Completion shall not constitute a waiver of any of the Purchaser's rights.

6.7 The Warrantors shall have no liability for a claim for breach of the Warranties where the amount of such claim is less than (pound)5,000 and the liability of the Warrantors in respect of the Warranties:

           (a)      shall not (when aggregated with any liability under the Tax
                    Deed) (i) arise unless the amount of all claims (ignoring for this purposes any individual claims of less than (pound)5,000 each) made in respect of the Warranties and/or the Tax Deed (or which would have been made but for the operation of this paragraph or the corresponding provision in the Tax Deed) exceeds (pound)30,000 or (ii) exceed the sum of 2,096,768 as adjusted pursuant to Clause 5; and

           (b) shall terminate (but without prejudice to the rights and obligations of the parties under the Tax Deed);

                    (i) on the seventh anniversary of Completion in respect of those matters set out in Part D (Taxation) of Schedule 3; and

                    (ii) on 30 April 2000 in respect of all other matters contained in Schedule 3;

                    provided that the limitations contained in this Clause 6.7 shall not apply to any claim which (or the delay in discovery of which) is a consequence of fraud, dishonesty or wilful concealment on the part of the Warrantors, their agents or advisors.

6.8 Any payment made (or suffered by cancellation or deduction pursuant to Clause 6.5) by the Warrantors for any breach of the Warranties or a liability under the Tax Deed shall be deemed to be a reduction in the Consideration.

6.9 The Warranties are given subject to any matters accurately and fairly disclosed in the Disclosure Letter and to the contents of the documents contained in the indexed bundle annexed thereto and any other specific information relating to the Company of which the Purchaser has actual (but not imputed or implied) knowledge at the date hereof.

6.10 No liability shall arise on the part of the Warrantors in respect of any breach of the Warranties:

           (a) which arises as a result of any liability to Tax arising or being increased as a result of any change in the basis or method of calculation of Tax after Completion with retrospective effect;

           (b) which arises as a result of any retrospective increase in rates of Tax introduced after Completion;

           (c) which arises as a result of any legislation or other governmental regulation not in force at Completion; whether or not having retroactive or retrospective effect;

           (d) which arises as a result of any voluntary act, omission or transaction of the Purchaser or the Company after Completion which is outside the ordinary course of business of the Company;

           (e) which arises as a result of any act, transaction, or omission carried out by the Warrantors at the Purchaser's request and direction unless necessary to comply with any applicable law or statutory regulation enacted prior to Completion;

           (f) which would not have arisen but for any winding up or cessation after Completion of any business or trade carried on by the Company except to the extent that such winding up or cessation is caused by the subject matter of one or more claims under the Warranties and/or under the Tax Deed;

           (g) which arises as a result of any act, omission, transaction or arrangement of the Company after Completion (whether or not in the ordinary course of business of the Company) pursuant to a legally binding obligation incurred on or before Completion details of which have been accurately and fairly disclosed in the Disclosure Letter;

           (h) where and to the extent that specific provision or reserve (including provision for deferred tax) is made for the matter giving rise to the liability in the Accounts;

           (i) arising solely from a change after Completion of the Company's accounting policy or practice or a change of the accounting reference date of the Company.

6.11 To the extent that any breach of the Warranties is capable of remedy the Purchaser shall first afford the Warrantors 28 days to remedy the breach complained of and for such purposes the Purchaser at the Warrantors' cost shall make available to the Warrantors all assistance and all papers documents and information in its possession, custody and control which the Warrantors may reasonably require.

6.12 In the event that the Company or the Purchaser shall become aware of any matter which is likely to constitute a breach of Warranty the Purchaser shall as soon as reasonably practicable notify in writing the Warrantors giving reasonable details of such matter and if so requested by the Warrantors and at the Warrantors' cost shall provide copies of available relevant documentation and thereafter shall keep the Warrantors informed of developments and communications relating thereto. In any event notice of any claim under the Warranties must be served by the Purchaser on the Warrantors in writing specifying in reasonable detail the nature of the claim and the breach that results (having regard to the information then available to the Purchaser) and where reasonably practicable the amount claimed before the date specified in Clause 6.7(b) and any claim shall (if not previously satisfied or withdrawn) be deemed to have been waived or withdrawn at the expiration of nine months after the date upon which written notice thereof is given to the Warrantors (or such longer period as the Warrantors may permit) unless legal proceedings shall already have been issued against and served on the Warrantors.

6.13 Subject to the Warrantors indemnifying and securing the Purchaser and the Company to their reasonable satisfaction against any liabilities, costs or expenses which may be incurred in taking such action the Purchaser shall take or procure that the Company takes such action as the Warrantors may reasonably request to dispute, compromise or defend any claim or demand giving rise to the claim for breach of Warranty or to mitigate any resulting loss.

6.14 Where the Company or the Purchaser or any of them is entitled (whether by reason of insurance or otherwise) to recover from a third party any sum in respect of the damage or liability the subject of a claim under the Warranties the Purchaser shall if so required by the Warrantors (subject to the Warrantors indemnifying and securing the Purchaser and the Company to their reasonable satisfaction against any liabilities, costs or expenses which may be incurred in taking such action) procure that the Company takes action as the Warrantors may reasonably require to enforce such recovery and any claim against the Warrantors shall be limited (in addition to the other limitations on the liability of the Warrantors referred to in this Clause 6) to the amount by which the amount of the Purchaser's claim as a result of such breach shall exceed the amount so recovered (less any reasonable costs, charges and expenses properly incurred by the Purchaser or the Company in connection therewith).

6.15 Where in relation to any matter which has been the subject of any claim for breach of the Warranties the Purchaser or the Company shall recover any sum (whether by payment, discount, credit or otherwise) referable to that matter the Purchaser shall forthwith repay to the Warrantors any sums paid by the Warrantors in respect of such claim (or an appropriate part thereof) not exceeding the sum recovered.

6.16 If and to the extent that the Warrantors make a payment to the Purchaser in respect of any breach of the Warranties relating to any liabilities in respect of which the Purchaser or the Company have a right to reimbursement (in whole or in part) against any third party the Purchaser shall upon the request of the Warrantors assign or procure to be assigned to them for no consideration but at the cost of the Warrantors the benefit of the right of reimbursement.

6.17 In the event of the Warrantors being liable to the Purchaser under the Warranties in respect of an obligation of the Company to pay Tax and in certain circumstances the payment of Tax will be repaid to the Company or some other liability to Tax reduced directly in consequence (in whole or in part) of the payment of Tax by the Company the liability of the Warrantors shall be reduced and any amount paid to the Purchaser by the Warrantors in respect of the liability to Tax shall be refunded when and to the extent that the Company actually receives such repayment or reduction in liability and the Purchaser shall procure that the Company makes all reasonable claims to obtain the repayment or reduction when it becomes aware that it is entitled to do so.

6.18 Any breach of the Warranties shall give rise only to an action in damages by the Purchaser.

6.19 The provisions of Clause 2.3 of the Tax Deed shall additionally apply in relation to any claim which could be made under the taxation warranties as it applies to a claim under the Tax Deed.

6.20 Nothing herein shall in any way diminish the Purchaser's common law duty to mitigate its loss.

6.21 The Purchaser undertakes to retain or procure the retention by the Company of all such books, records, accounts, correspondence and other papers of the Company as are material in the context of the liability of the Warrantors under the Warranties or the Tax Deed during the subsistence of the liability of the Warrantors under the Warranties or (as the case may be) the Tax Deed.

6.22 The Purchaser warrants and undertakes to and for the benefit of the Warrantors that (having made due enquiry of its advisors) it is not aware of any fact, circumstance or information as at Completion upon the basis of which it has or may have a claim against the Warrantors and/or Sellers under this Agreement or any of the other documents referred to herein other than under sub-clauses 2.1(c) and 2.2 of the Tax Deed (whether for breach of the Warranties or under the Tax Deed or on any other account whatsoever). The Purchaser acknowledges that the Warrantors are entering into this Agreement on the basis that the foregoing warranty is true and accurate in all respects and, without restricting the rights of the Warrantors, the Purchaser hereby agrees that in the event of such warranty being found to have been broken, misleading or untrue by reason of the Purchaser being at Completion aware of any such fact, circumstance or information then the Purchaser shall have no right to make any claim against the Warrantors and/or the Sellers under this Agreement or any of the other documents referred to herein in respect of such fact, circumstance or information.

7          CONFIDENTIALITY

7.1 Each of the Sellers hereby undertakes to the Purchaser, for itself and as trustee of the Company that he will:

           (a) not at any time after the date of this Agreement (save as required by law or regulatory authority) divulge or communicate to any person other than to officers or employees of the Company whose province it is to know the same or on the instructions of the Board of Directors of the Company any confidential information concerning the business, accounts, finance or contractual arrangements or other dealings transactions or affairs of the Company which may have come to his knowledge prior to Completion; and

           (b) use his reasonable endeavours to prevent publication or disclosure of any confidential information concerning such matters;

                    provided that such undertakings shall cease to have effect in relation to any confidential information which comes into the public domain otherwise than through the fault of any of the Sellers.

8          PROTECTIVE COVENANTS

8.1 Anthony Stephens and Gillian Stephens jointly and severally covenant with the Purchaser (for itself and as trustee for the Company) that they will not for a period of 5 years from Completion:

           (a) except in relation to the Permitted Activities be concerned in any business carrying on business within the United Kingdom or Great Britain and Northern Ireland (including the Channel Islands and the Isle of Man) or within the Republic of Ireland which is competitive or likely to be competitive with any of the businesses carried on by the Company at Completion; or

           (b) except on behalf of the Company or in relation to the Permitted Activities canvass or solicit orders for services similar to those being provided by the Company at Completion from any person who is at Completion or has been at any time within the year prior to Completion a customer of the Company; or

           (c) induce or attempt to induce any supplier of the Company to cease to supply, or to restrict or vary the terms of supply, to the Company; or

           (d) induce or attempt to induce any employee of the Company to leave the employment of the Company; or

           (e) use or (in so far as it lies within his control) allow to be used (except by the Company) any trade name used by the Company at Completion or any other name intended or likely to be confused with such a trade name; or

           (f) spend more than 6 hours per month on Permitted Activities.

8.2        For the purposes of this Clause:

          (a) Tony Stephens is concerned in a business if he carries it on as principal or agent or if:

                    (i) he is a partner, director, employee, seconde, consultant or agent in, of or to any person who carries on the business; or

                    (ii) he has any direct or indirect financial interest (as shareholder or otherwise) in any person who carries on the business disregarding any financial interest of a person in securities which are listed on the American Stock Exchange or the London Stock Exchange or traded on the Alternative Investment Market, if that person, the remaining Sellers and any person connected with him or them are interested in securities which amount to less than three per cent of the issued securities of that class and which, in all circumstances, carry less than three per cent of the voting rights (if any) attaching to the issued securities of that class.

8.3 Each of the restrictions in each paragraph or sub-clause above shall be enforceable by the Purchaser independently of each of the others and its validity shall not be affected if any of the others is invalid; if any of those restrictions is void but would be valid if some part of the restrictions were deleted the restriction in question shall apply with such modification as may be necessary to make it valid without in any way extending the scope of the restrictions.

8.4 Tony Stephens acknowledges that the above provisions of this Clause are no more extensive than is reasonable to protect the Purchaser as the purchaser of the Shares.

8.5 If any provision of this Agreement or of any other agreement or arrangement of which it forms part is subject to registration under the Restrictive Trade Practices Act 1976, it shall not take effect until the day after particulars of the agreement or arrangement have been given to the Director General of Fair Trading under section 24 of that Act.

9          ANNOUNCEMENTS

Neither the Sellers nor the Purchaser shall make or permit any person connected with any of them to make any announcement concerning the sale and purchase of the Shares or any ancillary matter before, on or after Completion except as required by law or other applicable regulation or with the written approval of the other, such approval not to be unreasonably withheld or delayed.

10         NOTICES AND RECEIPTS

10.1 Any notice or other document to be served under this Agreement may be delivered or sent by first class registered post (or airmail if to a destination outside the country where it is despatched) or facsimile process to the party to be served at his address appearing in this Agreement or at such other address as he may have notified to the other parties in accordance with this Clause.

10.2       Any notice or document shall be deemed to have been served:

           (a)      if delivered, at the time of delivery; or

           (b) if posted, at 10.00 am on the second or (if sent to a destination outside the country where it is despatched) seventh business day in the country of the recipient after it was put into the post; or

           (c) if sent by facsimile process, at the expiration of 2 hours after the time of despatch, if despatched before 3.00 pm on any business day in the country of the recipient, and in any other case at 10.00 am on the business day in the country of the recipient following the date of despatch.

10.3 In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted as a prepaid registered post or airmail letter or that the facsimile message was properly addressed and despatched as the case may be.

10.4 The receipt of the Sellers' Solicitors for any sum or document to be paid or delivered to a Seller will discharge the Purchaser's obligation to pay or deliver it to that Seller.

10.5 The Purchaser agrees that service or delivery of any documents on it (including service of any proceedings) may be effected by service upon the Purchaser's Solicitors in accordance with this Clause 10.

11         RESOLUTIONS AND WAIVERS

11.1 In relation to the Company the Sellers shall procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as are necessary under the Companies Act 1985, its Articles of Association or any agreement or obligations affecting it to give effect to this Agreement.

11.2 For so long after Completion as it remains the registered holder of any of the Shares each of the Sellers will hold them and any distributions, property and rights hereafter deriving from them in trust for the Purchaser and will deal with the Shares and any distributions, property and rights hereafter deriving from them as the Purchaser directs and will on request by the Purchaser execute an instrument of proxy or other document which enables the Purchaser or its representative to attend and vote at any meeting of the Company.

12         ASSIGNMENT

           None of the rights or obligations under this Agreement may be assigned or transferred without the prior written consent of all the parties, save that the Purchaser may (without the Sellers' consent) assign any or all of its rights (but not its obligations) under this Agreement to any subsidiary, holding company, or subsidiary of any holding company, of the Purchaser provided that any such assignment shall be on terms that if an assignee of any of the Purchaser's rights ceases to be a subsidiary, holding company, or subsidiary of any holding company, of the Purchaser, the assignee shall, before so ceasing, reassign to the Purchaser (or any subsidiary, holding company or subsidiary of any holding company of the Purchaser) all such rights and provided further that any such assignment shall not in any way extend the scope or nature of any of the obligations or restrictions of the Sellers and/or the Warrantors under this Agreement or limit the scope or nature of their rights under this Agreement.

13         GENERAL

13.1 Each of the obligations, warranties and undertakings set out in this Agreement which is not fully performed at Completion will continue in force after Completion.

13.2 Where any obligation, representation, warranty or undertaking in this Agreement is expressed to be made, undertaken or given by the Sellers, they shall be jointly and severally responsible in respect of it unless otherwise stated.

13.3 The Purchaser may release or compromise in whole or in part the liability of any of the Sellers under this Agreement or grant any time or other indulgence without affecting the liability of any other of the Sellers.

13.4       Time is of the essence in relation to this Agreement.

13.5 Each party shall pay the costs and expenses incurred by him or it in connection with the entering into and completion of this Agreement.

13.6 This Agreement may be executed in any number of counterparts, all of which, taken together shall constitute one and the same Agreement and any party may enter into this Agreement by executing a counterpart.

14         WHOLE AGREEMENT

14.1 This Agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and supersede all previous agreements, arrangements and understandings between the parties relating to these transactions.

14.2 The parties acknowledge that in agreeing to enter into this Agreement he or it has not relied on any representation, warranty or other assurance except those set out in this Agreement and waives all rights and remedies, which, but for this Clause might be available to it in respect of such representation, warranty or other assurance provided that nothing in this Clause shall limit or exclude any liability for fraudulent misrepresentation.

15         GOVERNING LAW

           This Agreement is governed by and shall be construed in accordance with English law. Each of the parties submits to the exclusive jurisdiction of the English courts for all purposes relating to this Agreement.

16         PURCHASER'S WARRANTIES AND COVENANT

16.1 The Purchaser covenants that it shall use its reasonable endeavours to file the reports required to be filed by it under the US Securities Exchange Act 1934, as amended (the "EXCHANGE ACT") and the rules and regulations of the US Securities and Exchange Commission (the "COMMISSION") thereunder, and it shall, if feasible, take such further action as any holder of Consideration Shares may reasonably request, all to the extent required from time to time to enable such holder to sell Consideration Shares without registration under the US Securities Act of 1933 (the "SECURITIES ACT") within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time or (b) any similar rules or regulations hereafter adopted by the Commission. Upon the written request of any holder of Consideration Shares, the Purchaser shall deliver to such holder a written statement as to whether it has complied with such requirements.

16.2 Provided that a period of at least 2 years has elapsed since the later of the date any Consideration Shares were acquired from the Purchaser or an affiliate of the Purchaser (within the meaning of Rule 144 under the Securities Act), the Purchaser shall, upon the request of any holder thereof who is not an affiliate of the Purchaser and has not been an affiliate of the Purchaser during the preceding 3 months, use its reasonable efforts (subject to applicable law) to arrange for the exchange of the certificates representing such Consideration Shares for new certificates omitting any legend relating to restrictions on the transfer of such Consideration Shares.

16.3       The Purchaser hereby warrants and represents to the Sellers that:




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



           (a) neither the execution of this Agreement or the Loan Notes by the Purchaser nor the completion of the transaction as contemplated by this Agreement will violate, conflict with or result in the breach of any term, limitation in or provisions of, or constitute a default (or an event that, with the giving of notice or the lapse of time or both, would constitute a default) under the terms, provisions or conditions of the constitutional documents of the Purchaser or any agreement to which the Purchaser is a party or by which the Purchaser is bound, or violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Purchaser;

           (b) no consent or approval by, notice to or registration with any governmental or other authority is required on the part of the Purchaser in connection with the execution of this Agreement or the Loan Notes or the completion of the transaction as contemplated in it;

           (c) the Consideration Shares, when issued pursuant to this Agreement, shall be duly authorised, validly issued, fully paid and nonassessable and the certificates representing the Consideration Shares and the Loan Notes, when delivered pursuant to this Agreement, shall be in due and proper form and shall be duly and validly executed by the officers of the Purchaser named thereon;

           (d) the execution, delivery and performance by the Purchaser of the Agreement and the Loan Notes, and all other documents contemplated hereby and thereby, the fulfilment of and the compliance with the respective terms and provisions hereof and thereof, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, have been duly authorised by the Board of Directors of the Purchaser (which authorisation has not been modified or rescinded and is in full force and effect) and no other corporate action is necessary for the Purchaser to enter into this Agreement and the Loan Notes, and all other documents contemplated hereby and thereby, and to consummate the transactions contemplated hereby and thereby;

           (e) this Agreement and the Loan Notes constitute valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms;


IN WITNESS of which this Agreement has been executed by the parties or their duly authorised representatives on the date which appears first on page 1.

SIGNED by Tony Stephens      )
in the presence of:          )

Witness Signature:

Witness Address:

Witness Occupation:



SIGNED by Gillian Stephens   )
in the presence of:          )

Witness Signature:

Witness Address:

Witness Occupation:



SIGNED by Jan Chason                  )
the duly authorised representative of )
The Marquee Group Inc.                )




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